                                                                 EXHIBIT (C)(13)

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

    The following table sets forth compensation information for the President and Chief Executive Officer of the Company and the other named executive officers for services rendered during the years ended December 31, 1996, 1995 and 1994.

                                                                       LONG-TERM COMPENSATION
                                                                   ------------------------------
                                                                        AWARDS
                                                                   -----------------    PAYOUTS
                                     ANNUAL COMPENSATION(2)           SECURITIES      -----------
                                ---------------------------------     UNDERLYING         LTIP         ALL OTHER
NAME AND PRINCIPAL POSITION(1)    YEAR     SALARY(3)   BONUS(4)     OPTIONS/SARS(5)   PAYOUTS(6)   COMPENSATION(7)
------------------------------  ---------  ---------  -----------  -----------------  -----------  ----------------
Terrence T. Sullivan (8)             1996  $ 140,243   $  46,800          12,000       $      --      $    1,270
  President and Chief                1995         --          --              --              --              --
  Executive Officer                  1994         --          --              --              --              --

John R. Schaaf (9)                   1996  $ 266,838   $   8,175              --       $      --      $      494
  Former President and               1995    218,000      26,596              --         700,436           8,501
  Chief Executive Officer            1994    185,000      32,749          50,000              --           6,918

Robert A. McClure (10)               1996  $ 131,229   $      --              --       $      --      $    8,654
  Vice President-Operations          1995    125,000      16,250              --          79,341           8,639
                                     1994    115,000      14,532          20,000              --           8,581

Malcolm T. Humphrey (11)             1996  $ 119,792   $  28,800              --       $      --      $   11,159
  Vice President-Information         1995     57,500      15,573          12,000              --              84
  Technology and Chief               1994         --          --              --              --              --
  Information Officer

George H. Orr                        1996  $ 104,792   $   6,300              --       $      --      $    9,612
  Vice President-Human               1995    100,000      14,000              --         113,014           9,024
  Resources                          1994     90,000      11,529          20,000              --           8,434

Larry A. Piumbroeck                  1996  $  94,059   $  22,620           7,500       $      --      $    7,757
  Vice President-                    1995     89,675       8,968              --              --           1,303
  Development                        1994     65,914       9,375           7,500              --           1,059
  and Engineering

------------------------------

 (1) Mr. LeRoy T. Carlson, Jr., Chairman of the Company, receives no compensation directly from the Company. Mr. Carlson is compensated by TDS in connection with his services for TDS and all TDS subsidiaries. Although TDS allocates part of Mr. Carlson's salary and bonus to the Company pursuant to the Intercompany Agreement described below, such allocation in the aggregate was less than $100,000 for 1996, 1995 and 1994.

 (2) Does not include the discount amount of any employee stock purchase plan since such plans are generally available to all eligible salaried employees. Does not include the value of any perquisites and other personal benefits, securities or property, since the aggregate amount of such compensation is less than the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officers above.

 (3) Represents the dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year identified.

 (4) Represents the dollar value of bonus (cash and non-cash) earned by the named executive officer during the fiscal year identified. See "Executive Officer Compensation Report."

 (5) Represents the number of Common Shares subject to stock options awarded during the fiscal year identified. No stock appreciation rights ("SARs") were awarded, either on a stand-alone basis or in tandem with options, during any of the identified fiscal years.

 (6) Represents payouts under the Company's Long-Term Incentive Plan. Pursuant to such plan, senior managers of the Company, including certain executive officers named in the Summary Compensation Table, received appreciation rights ("ARs") as of January 1, 1988 (or subsequently if the date of hire was after January 1, 1988). The ARs allowed grantees to receive an amount, in TDS Common Shares or cash, equivalent to the difference between the estimated market value of the ARs on the grant date and the exercise date. The estimated value of the ARs at the grant date and exercise date was based on a weighted formula of revenue, operating cash flow and the number of pagers in service. The ARs became fully vested on December 31, 1994, and all ARs were exercised in 1995. All ARs under the plan were settled in cash and the plan expired as of December 31, 1994.

 (7) Includes contributions for the benefit of the named executive officer under the TDS Tax-Deferred Savings Plan ("TDSP") and the Company's Secure and Future Earnings Plan ("SAFE"), and the cost of insurance premiums paid during the covered fiscal year with respect to term life insurance for the benefit of the named executive ("Life Insurance"), as indicated below for 1996:

                                      TERRENCE T.    JOHN R.     ROBERT A.   MALCOLM T.    GEORGE H.     LARRY A.
                                       SULLIVAN      SCHAAF       MCCLURE     HUMPHREY        ORR       PIUMBROECK
                                      -----------  -----------  -----------  -----------  -----------  -------------
TDSP................................   $     975    $      --    $      --    $   1,200    $   2,376     $   1,953
SAFE................................          --           --        8,355        9,687        6,998         5,589
Life Insurance......................         295          494          299          272          238           215
                                      -----------       -----   -----------  -----------  -----------       ------
                                       $   1,270    $     494    $   8,654    $  11,159    $   9,612     $   7,757
                                      -----------       -----   -----------  -----------  -----------       ------
                                      -----------       -----   -----------  -----------  -----------       ------

 (8) Mr. Sullivan was appointed Vice President-Finance, Chief Financial Officer and Treasurer of the Company in January 1996, and was appointed President and Chief Executive Officer of the Company upon the resignation of Mr. John
     R. Schaaf in September 1996. See "Compensation and Severance Arrangement with Terrence T. Sullivan" below.

 (9) Mr. Schaaf resigned as President of the Company in September 1996. See "Severance Arrangement with John R. Schaaf" below.

(10) Mr. McClure resigned as Vice President-Operations of the Company in January 1997.

(11) Mr. Humphrey joined the Company in June 1995.

GENERAL INFORMATION REGARDING OPTIONS AND SARS

    The following tables show, as to the executive officers who are named in the Summary Compensation Table, information regarding options and/or SARs.

                      INDIVIDUAL OPTION/SAR GRANTS IN 1996

                                                                                                                 POTENTIAL
                                                                                                                 REALIZABLE
                                                                                                                   VALUE
                                                                                                                    AT
                                                                                                                  ASSUMED
                                                                                                                  ANNUAL
                                                                                                                   RATES
                                                                                                                 OF STOCK
                                                                                                                   PRICE
                                                                                                                 APPRECIATION
                                              NUMBER OF                                                             FOR
                                             SECURITIES     % OF TOTAL                                            OPTION
                                             UNDERLYING    OPTIONS/SARS                                          TERMS(5)
                                            OPTIONS/SARS    GRANTED TO     EXERCISE      MARKET     EXPIRATION   ---------
                 NAME(1)                     GRANTED(2)    EMPLOYEES(3)      PRICE      PRICE(4)       DATE         5%
------------------------------------------  -------------  -------------  -----------  -----------  -----------  ---------
Terrence T. Sullivan (6)..................       12,000          36.4%     $    6.62    $    6.62      2/16/02   $  27,319
Larry A. Piumbroeck (7)...................        7,500          22.7%     $    6.74    $    6.74      2/16/02   $  16,862


                 NAME(1)                       10%
------------------------------------------  ---------
Terrence T. Sullivan (6)..................  $  62,073
Larry A. Piumbroeck (7)...................  $  38,153

------------------------------

 (1) Mr. LeRoy T. Carlson, Jr., does not receive options or SARs from APP. Mr. Carlson receives long-term compensation from TDS, but this is not charged to APP by TDS.

 (2) Represents the number of APP Common Shares underlying options/SARs which were awarded for the named executive during the fiscal year.

 (3) Represents the percent of total APP Common Shares underlying options/SARs awarded to employees during the fiscal year.

 (4) Represents the fair market value of the Common Shares as of the award date.

 (5) Represents the potential realizable value of each grant of options, assuming that the market price of Common Shares appreciates in value from the award date to the end of the option term at the indicated annualized rates.

 (6) On January 26, 1996, Mr. Sullivan was granted an option to purchase 12,000 Common Shares pursuant to the APP 1994 Long-Term Incentive Plan. The exercise price was equal to the fair market value of the Common Shares on the date of grant. The option becomes exercisable with respect to 4,000 Common Shares on February 16, 1997, February 16, 1998 and February 16, 1999. See also "Compensation and Severance Arrangement with Terrence T. Sullivan" below.

 (7) On April 1, 1996, Mr. Piumbroeck was granted options to purchase 7,500 Common Shares pursuant to the APP 1994 Long-Term Incentive Plan. The exercise price was equal to the fair market value of the Common Shares on the date of grant. The option becomes exercisable with respect to 2,500 Common Shares on February 16, 1997, February 16, 1998 and February 16, 1999.

                AGGREGATED DECEMBER 31, 1996 OPTION/SAR VALUE(1)

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                    UNDERLYING                   IN-THE-
                                                             UNEXERCISED OPTIONS/SARS     MONEY OPTIONS/SARS AT
                                                             AT DECEMBER 31, 1996(2)       DECEMBER 31, 1996(3)
                                                            --------------------------  --------------------------
                           NAME                             EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
Terrence T. Sullivan (4)..................................          --        12,000            --            --
John R. Schaaf (5)........................................      20,000            --            --            --
Robert A. McClure (6).....................................       8,000        12,000            --            --
Malcolm T. Humphrey (7)...................................       3,000         9,000            --            --
George H. Orr (8).........................................       8,000        12,000            --            --
Larry A. Piumbroeck (9)...................................       3,000         4,500            --            --
                  (10)....................................          --         7,500            --            --

------------------------------

 (1) No options were exercised in 1996.

 (2) Represents number of shares subject to free-standing options as indicated, as of December 31, 1996.

 (3) The closing price of the Common Shares on December 31, 1996 was $4.6875. Since the exercise price for all specified options is in excess of $4.6875, no options were in-the-money at December 31, 1996.

 (4) Such options were granted as of January 26, 1996 at an exercise price of $6.62 per share. The option becomes exercisable with respect to 4,000 Common Shares on February 16, 1997, February 16, 1998 and February 16, 1999, and expires on February 16, 2002. See also "Compensation and Severance Arrangement with Terrence T. Sullivan" below.

 (5) Mr. Schaaf resigned as President of the Company in September 1996.

 (6) Mr. McClure resigned as Vice President-Operations of the Company in January 1997.

 (7) Such options were granted as of June 19, 1995 at an exercise price of $6.75 per share. The option becomes exercisable with respect to 3,000 shares on each of February 16, 1996, February 16, 1997, February 16, 1998 and February 16, 1999, and expires on February 16, 2002.

 (8) Such options were granted in connection with the Company's initial public offering ("IPO") on February 16, 1994 at the IPO price of $14.00 per share. The option becomes exercisable with respect to 4,000 shares on February 16, 1995 and on each anniversary thereof through February 16, 1999, and expires on February 16, 2002.

 (9) Such options were granted in connection with the Company's IPO on February 16, 1994 at the IPO price of $14.00 per share. The option becomes exercisable with respect to 1,500 shares on February 16, 1995 and on each anniversary thereof through February 16, 1999, and expires on February 16, 2002.

(10) Such options were granted as of April 1, 1996 at an exercise price of $6.74 per share. The option becomes exercisable with respect to 2,500 shares on February 16, 1997, February 16, 1998 and February 16, 1999 and expires on February 16, 2002.

COMPENSATION AND SEVERANCE ARRANGEMENT WITH TERRENCE T. SULLIVAN

    Pursuant to a compensation and severance arrangement approved by the Chairman of the Company, Mr. Terrence T. Sullivan is entitled to, among other things, (i) a salary of $195,000 effective September 1, 1996, (ii) a target bonus opportunity of 15% of such base salary in 1996, (iii) a target bonus percentage of 40% for 1997 and (iv) a severance allowance of up to one year and six months of his base salary in the event that a change-in-control of the Company results in the constructive termination of Mr. Sullivan. In addition, Mr. Sullivan will be awarded an additional 16,000 automatic stock options for the remaining years of the current APP Stock Option Program starting in 1997 (for a total of 20,000 stock option shares per year), and an additional performance-based stock option award of 16,000 stock option shares at target performance for the remaining years of the current Stock Option Program starting in 1997 (for a total of

20,000 stock option shares per year at target performance). Mr. Sullivan will also receive an additional 6,000 automatic stock options for functioning as APP's CEO for the last four months of 1996, and an additional performance-based stock option award for 1996, which at target performance would generate 6,000 stock option shares. Mr. Sullivan will also have a 670 target stock option opportunity for company performance over the final four months of 1996. How many stock option shares are earned under this stock option opportunity will depend on how well APP performs in meeting the target/performance measures to be approved by the Chairman. This new Stock Option Program is subject to approval by APP's two outside directors who are members of APP's Stock Option Committee.

SEVERANCE ARRANGEMENT WITH JOHN R. SCHAAF

    Pursuant to a severance arrangement approved by the Chairman of the Company, Mr. Schaaf received a severance package which includes among other things, (i) the equivalent of 15 months of full pay ($18,167 per month), (ii) up to an additional three months of full pay ($18,167 per month) if Mr. Schaaf has not accepted a full-time position after such 15-month period, (iii) an additional bonus of $10,900 for 1995; (iv) a bonus of $8,175 for 1996; and (v) the payment by the Company of up to $54,500 of outplacement assistance. In consideration therefor, Mr. Schaaf agreed, among other things, to provide consulting services to the Company for up to four full days per month through March 15, 1998 or until he secures another full-time position, whichever comes first, and to not compete with the Company for the two-year period ending September 15, 1998.

COMPENSATION OF DIRECTORS

    Directors who are not employees of the Company, TDS or their subsidiaries or affiliates receive an annual payment of $12,000 plus $1,000 for attendance at each regularly scheduled or special meeting of the Board of Directors and $500 for attendance at each Audit Committee meeting. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of committees thereof.

EXECUTIVE OFFICER COMPENSATION REPORT

    This report is submitted by LeRoy T. Carlson, Jr., Chairman of the Company, who in effect functions as the compensation committee of the Board of Directors, except with respect to long-term compensation, and the Stock Option Compensation Committee, which approves long-term compensation under the Company's 1994 Long-Term Incentive Plan.

    The Chairman, who is also the President of TDS, is paid by TDS and receives no compensation directly from the Company. (See Footnote (1) to the Summary Compensation Table.) As the President of TDS, the Chairman of the Company represents the controlling shareholder of the Company.

    The Stock Option Compensation Committee of the Company consists of Edwin L. Russell and Jean Burhardt Keffeler. The principal functions of the Stock Option Compensation Committee are to consider and approve long-term compensation under the Company's 1994 Long-Term Incentive Plan. The Company's Stock Option Compensation Committee is composed of members of the Board of Directors who are not officers or employees of TDS or the Company or their subsidiaries, and who are not eligible to receive options under the Company's 1994 Long-Term Incentive Plan.

    The Company's compensation policy for executive officers is intended to provide incentives for the achievement of corporate and individual performance goals and to provide compensation consistent with the financial performance of the Company. The Company's policy is based on the belief that the incentive compensation performance goals for executive officers should be based on factors over which such officers have significant control and which are important to the Company's long-term success. It is also believed that compensation paid should be appropriate in relation to the financial performance of the Company and should be sufficient to enable the Company to attract and retain individuals possessing the talents required for the Company's long-term successful performance.

    Executive compensation consists of both annual and long-term compensation. Annual compensation consists of a base salary and bonus. The Company evaluates the base salary and bonus of each executive officer on an annual basis. Annual compensation decisions are based partly on annual performance measures, as described below. Long-term compensation is intended to compensate executives primarily for their contributions to long-term increases in shareholder value. Long-term compensation is currently provided through the Company's 1994 Long-Term Incentive Plan.

    The process of determining base salary begins with establishing an appropriate salary range for each executive officer. Each officer's range is based upon the particular duties and responsibilities of the officer, as well as salaries for comparable positions with other companies in the wireless messaging industry. These other companies may include the companies included in the peer group index described below under "Performance Graph," as well as other companies to the extent considered appropriate in the judgment of the Chairman. No written or formal list of specific companies is prepared. Instead, the Vice President-Human Resources of TDS and the President of the Company provide the Chairman with various sources of information about executive compensation at other companies, such as compensation reported in proxy statements of comparable companies and salary surveys published by various organizations. The Chairman uses these sources and makes a personal determination of appropriate sources, companies and ranges for each executive officer, based on the recommendations of the Vice President-Human Resources of TDS and the President of the Company with respect to all officers other than the President. The base salary of each officer is set within a range considered to be appropriate in the judgment of the Chairman based on an assessment of the particular responsibilities and performance of such officer taking into account the performance of the Company (as discussed below), other comparable companies, the wireless messaging industry, and the economy in general during the immediately preceding year. No written or formal salary survey is prepared nor is there formal documentation of the ranges considered appropriate in the judgment of the Chairman. Instead, the Chairman makes the determination of the appropriate ranges based on the total mix of information available to him. The salaries of the President and the other executive officers are believed to be at or slightly higher than the median of the ranges considered to be relevant in the judgment of the Chairman. The ranges considered to be relevant by the Chairman are based on his informed judgment, using the information provided to him by the Vice President-Human Resources of TDS and the President of the Company, as discussed above. The ranges are not based on any formal analysis nor is there any documentation of the ranges which the Chairman considers relevant in making his compensation decisions.

    Annually, the nature and extent of each executive officer's personal accomplishments and contributions for the year are evaluated by the President. With regard to all executive officers who are employees other than the President, the President evaluates the information in terms of the personal objectives given by the President or other direct supervisor to such executive officer for the performance appraisal period. The President also makes an assessment of how well the Company did as a whole during the year and the extent to which the executive officer contributed to the results. Except as discussed below for the bonus program, no specific measures of performance are considered determinative in the base salary compensation decisions of executive officers. Instead, all of the facts and circumstances are taken into consideration by the President and the Chairman in their executive compensation decisions. Ultimately, it is the judgment of the Chairman based on the recommendation of the Vice President-Human Resources of TDS and the President of the Company that determines an executive's base salary based on the total mix of information rather than on relationships to any specific measures of performance.

    With respect to each executive officer other than the President, the Vice President-Human Resources of TDS and the President of the Company make recommendations regarding the base salary to the Chairman, who represents the controlling shareholder and who exercises final approval.

    In addition, the executive officers participate in a bonus program. The objectives of the 1996 Bonus Program for the Senior Management Staff of American Paging (the "1996 Bonus Plan") were: (i) to provide suitable incentives for the senior corporate staff of the Company to extend their best efforts to achieve superior results in relation to key performance targets, (ii) to suitably reward the Company's senior corporate staff in relation to their success in meeting and exceeding these performance targets and (iii) to help the Company attract and retain talented management personnel in positions of critical importance to the success of the Company.

    For target performance, the 1996 Bonus Plan was designed to generate a 1996 bonus equal to 25% of the executive's base salary (30% for the President). Under the 1996 Bonus Plan, the size of the actual bonus is increased or decreased depending on the Company's 1996 achievements with respect to the performance categories. No bonus is paid under such plan if the minimum performance level is not achieved in at least one of these categories. The maximum bonus that could be generated, which would require exceptional performance in all areas, would equal 50% of the executive's base salary. The performance categories for the bonus and the weight assigned to each category were: operating cash flow (EBITDA) (45%), service revenue (40%), and individual objectives (15%). The minimum performance levels for operating cash flow (EBITDA) and service revenue were not met in 1996.

    In the fourth quarter of 1996, the Chairman approved a 1996 Special Bonus Opportunity Program which provided an opportunity for the President and the executive team to earn a special bonus depending upon the achievement of specific individual projects. Based on the achievement of such projects, the Chairman approved bonuses as indicated above in the Summary Compensation Table for certain executive officers for 1996.

    Financial personnel prepare calculations for the President and Chairman which define whether the performance categories discussed above have been met, exceeded or not met in any fiscal year. The Chairman also has presented to him, and has access to, numerous performance measures and financial statistics prepared by Company financial personnel. This financial information includes the audited financial statements of the Company, as well as internal financial statements such as budgets and their results, operating statistics and various analyses. The Chairman will not be limited in his analysis to such information, and may consider other factual or subjective factors as he deems appropriate in his compensation decisions.

    The base salary and bonus ranges and actual compensation of the President (principal executive officer) of the Company are determined in a manner similar to the foregoing, but with some differences. In addition to the factors described above for all executive officers in general, the Chairman considers compensation paid to chief executive officers of other comparable companies, including those which are divisions or subsidiaries of parent companies. No written or formal list of specific companies is prepared. Instead, the Chairman is provided with various sources of information about executive compensation at other companies by the Vice President-Human Resources of TDS. These sources include compensation reported in proxy statements of comparable companies and salary surveys published by various organizations. The Chairman uses these sources and makes a personal determination of appropriate sources, companies and ranges for the President. The base salary of the President is set within a range considered to be appropriate in the judgment of the Chairman based on an assessment of the particular responsibilities and performance of such officer taking into account the performance of the Company (as discussed above), other comparable companies, the wireless messaging industry, and the economy in general during the period. No written or formal salary survey is prepared nor is the range considered appropriate in the judgment of the Chairman formally documented. As discussed above, the Chairman approved a base salary of $195,000 for the President effective September 1, 1996. The salary of the President is believed to be at or slightly higher than the median of the range considered to be relevant in the judgment of the Chairman. The range considered to be relevant by the Chairman is based on his informed judgment, using the information provided to him by the Vice President-Human Resources of TDS, as discussed above. The range is not based on any formal analysis nor is there any documentation of the range which the Chairman considers relevant in making his compensation decisions for the President. As with the other executive officers, the base salary and compensation decisions for the President are based on all facts and circumstances rather than related to any specific measures of performance. No specific measures of performance are considered determinative in the compensation of the President. Instead, all of the facts and circumstances are taken into consideration by the Chairman in his decisions with respect to executive compensation for the President. Ultimately, it is the informed judgment of the Chairman that determines the salary and bonus for the President, this being based on the total mix of information rather than on any specific measures of performance.

    The President and each of the other executive officers named in the Summary Compensation Table are also eligible to participate in the Company's 1994 Long-Term Incentive Plan. The options granted in 1996 to the President and the other named executive officers are shown in the above tables.

    SECTION 162(m) OF THE CODE. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits to $1 million the amount that a publicly held corporation is allowed to deduct each year for the compensation paid to each of the corporation's chief executive officer and the corporation's four most highly compensated officers other than the chief executive officer, subject to certain exceptions. The Company does not believe that the $1 million deduction limitation should have a material effect on the Company in the near future. If the $1 million deduction limitation is expected to have a material effect on the Company in the future, the Company will consider ways to maximize the deductibility of executive compensation, while retaining the discretion the Company deems necessary to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent.

    This Executive Officer Compensation Report is submitted by the Chairman of the Board of Directors, LeRoy T. Carlson, Jr. and by the Stock Option Compensation Committee, Edwin L. Russell (Chairperson) and Jean Burhardt Keffeler.